Exhibit 99.1

Yandex Board of Directors’ Statement on Arkady Volozh Designation

Moscow–Amsterdam, June 6, 2022— Yandex N.V., a Dutch public limited company and one of Europe’s largest internet businesses, today releases a statement of its Board of Directors regarding the recent designation of Arkady Volozh.

“We were extremely disappointed to learn that our Founder and CEO, Arkady Volozh, was sanctioned by the EU. We believe this decision to be wholly unjust and based on an inaccurate understanding of Arkady and what Yandex is all about. Rather than being sanctioned, Arkady should be lauded for building, from the ground up, one of the most independent, modern and progressive companies in Russia and one of the most innovative companies in Europe; a true pioneer in search, ride hailing, maps and navigation, and autonomous vehicles to name but a few of the areas where Yandex excels.

We note that Arkady has stepped down from his positions as Executive Director and Chief Executive Officer of Yandex N.V. and from his board and executive positions with its international subsidiaries and understand that under the circumstances this was in the best interests of the company and its stakeholders.

Nevertheless, we will provide whatever support we can to the company and Arkady as he seeks to appeal and overturn his unfounded designation.”

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy

Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com